Exhibit 99.2

Summary of Material Terms of the Transactions

Purchase and Sale

The Company will initially issue and sell to Centurium Capital a total of 295,384,615 Senior Preferred Shares and Joy Capital a total of 12,307,692 Senior Preferred Shares, at the issue price of US$0.8125 per Senior Preferred Share (being equivalent to US$6.50 per ADS on an as-converted basis).

Conversion	At the holder’s option, each Senior Preferred Share can be convertible into Class A Ordinary Shares of the Company (or an equivalent number of ADSs) at the then applicable conversion price.

Price Adjustment

The applicable initial conversion price shall be equal to US$0.8125 per Senior Preferred Share (being equivalent to US$6.50 per ADS on an as-converted basis) and be subject to certain customary adjustments. In addition:

•                  During the period from signing until three years after the closing, if (i) there is an announcement or reporting by any Person of a U.S. Governmental Authority (other than the SEC) imposing a penalty or restriction, or entering into an agreement with any group company, in connection with the accounting irregularities disclosed in 2020 and (ii) the volume-weighted average trading price of the Companies’ American Depositary Shares during the 5 trading days after such announcement or reporting date is no more than 95% of the volume-weighted average price of the Companies’ American Depositary Shares during the 60 trading days ending on the date of such announcement or reporting, the then-applicable conversion price will be adjusted down to match a per Class A Ordinary Share price calculated based on the volume-weighted average trading price of the Companies’ American Depositary Shares during the 15-trading-day period beginning on the 5th trading day after the date of such announcement or reporting; provided that the cumulative downward adjustment resulting from this paragraph shall not exceed 25% of the initial conversion price; for the avoidance of doubt, if the per Class A Ordinary Share price implied by the volume-weighted average trading price of the Companies’ American Depositary Shares during the 15-trading-day period beginning on the 5th trading day after such announcement or reporting is higher than the then-applicable conversion price, no adjustment will occur hereunder.

•                  If after signing the Company issues equity securities for a consideration per Class A Ordinary Share that is less than the then-applicable conversion price, then (i) if the dilutive issuance is authorized or occurs, or the definitive agreements governing such dilutive issuance is entered into, on or prior to the closing, the then-applicable conversion price shall be reduced to such dilutive issue price; or (ii) if the dilutive issuance occurs after the closing, the conversion shall be adjusted downward based on a broad-based weighted formula.

Upsize Right

If the Company has not received an approval from the State Administration of Foreign Exchange to repatriate any funds outside of China by a benchmark date, which is the later of November 15th, 2021 and the 60th day after the date on which the petition to convene a scheme meeting is filed in Cayman court, Centurium Capital and its permitted designated investors will have the right to purchase a pro rata entitlement to an additional 184,615,385 Senior Preferred Shares, at the issue price of US$0.8125 per Senior Preferred Share (being equivalent to US$6.50 per ADS on an as-converted basis), by notifying the Company and Joy Capital of its decision to exercise such right within 40 days after such benchmark date. If Centurium Capital exercises such right, Joy Capital will have the right to purchase a pro rata entitlement to the additional 184,615,385 Senior Preferred Shares, at the issue price of US$0.8125 per Senior Preferred Share (being equivalent to US$6.50 per ADS on an as-converted basis), by notifying the Company and Centurium Capital within 5 business days thereafter.

Voting Rights

Each Senior Preferred Share will be entitled to vote on all matters submitted to a vote of the holders of Class A Ordinary Shares on an as-converted basis, together with the holders of Class A Ordinary Shares, as one single class.

Liquidation Preference

In the event of any distribution of assets, liquidation, dissolution or winding up, whether voluntary or involuntary, trade sale, or other liquidity event, distribution shall be made in the following manner:

•                  First, to the holders of Senior Preferred Shares then outstanding, an amount equal to the higher of (i) 100% of the original subscription price of the Senior Preferred Shares held by such holders, plus any declared but unpaid dividend on such Senior Preferred Shares and (ii) the amount of distribution such holders would have received if all such outstanding Senior Preferred Shares had been converted into Class A Ordinary Shares immediately prior to such distribution; and

•                  Then, to the holders of ordinary shares, pro rata.

Reserved Matters

The prior written consent of the holders of a majority of the outstanding Senior Preferred Shares shall be required for the following actions in respect of any group company (except for any action to effect the Restructuring, as defined in the Investment Agreement):

(a)         any adverse change to the rights, preferences, privileges, powers, limitations or restrictions of holders of Senior Preferred Shares;

(b)         any creation, authorization or issuance of, or re-classification into, any class or series of the equity securities of the Company having any rights, preferences, privileges, powers, limitations or restrictions that are superior to or on a parity with the Senior Preferred Shares;

(c)          establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any equity securities of any group company (whether in cash or in kind);

(d)         any repurchase, redemption or acquisition of, the equity securities of any group company;

(e)          any material amendment or modification to or waiver under any organizational documents of any group company;

(f)           any merger, scheme of arrangement, restructuring, change of control, sale of a majority of assets, or other extraordinary transactions, whether through one or a series of transactions;

(g)          any liquidation, winding up, dissolution, or cessation of business operation;

(h)         any sale, license, assignment, transfer, pledge or disposition of interest in any material group company or joint venture, or entry into, material amendment to, or termination of any VIE agreement;

(i)             any change to the size of the board of directors of any group company (except for any such change resulting from the resignation mechanism set forth under the recently announced restructuring support agreement);

(j)            incurrence or assumption of indebtedness in an amount in excess of US$50,000,000 in the aggregate during any twelve-month period;

(k)         settlement of any litigation or disputes involving an amount in excess of US$5,000,000 in the aggregate or with respect to any criminal matter; and

(l)             adoption of or material amendment to any equity incentive plan, subject to certain exceptions.

Key Closing Conditions

The closing of this transaction will be subject to a series of closing conditions, and among others, the following conditions:

•                  no other penalty disgorgement, obligation, liability, conviction, admission of guilt or wrongdoing, restriction, agreement or commitment has been made by or against, or is reasonably be expected to be imposed, against any group company or any of its current directors, officers, supervisors and employees by any U.S. governmental authority apart from the SEC penalty already agreed between the Company and the SEC and certain other exceptions;

•                  The CB scheme shall be effective or an alternative repayment or settlement plan is agreed between the Company and the joint provisional liquidators to Centurium Capital’s satisfaction and the U.S. Bankruptcy Court has made a Chapter 15 order;

•                  The group companies have not suffered any loss attributable to any willful wrongdoing or negligence by any employee, or the departure of (a) more than a specified proportion of employees in certain departments or (b) more than a specified proportion of employees with certain level of seniority or above, in any of the foregoing, that would be materially adverse to the group companies as a whole.

•                  other than as arising from the Company’s accounting irregularities publicly disclosed in 2020, there shall not have been any allegation, claim or other litigation with respect to the business of the group companies, operations, management, financial position or results of operations, concerning fraud, non-compliance, misconduct or other disreputable, discreditable, improper or scandalous conduct on the part of any group company or any of its current or former shareholder, director, officer, employee or supervisor that would be materially adverse to the group companies as a whole;

•                  the Company shall have provided Centurium Capital with the audited 2019 financial statements, which shall have been filed with the SEC as part of the Company’s annual report on Form 20-F for the year ended December 31, 2019;

•                  the Cayman court has not made a winding-up order in respect of the Company; and

•                  the board of directors retain those powers reserved to them in the Cayman court order.

Registration Rights	The holders of Senior Preferred Shares will be entitled to customary demand, shelf and piggyback registration rights.